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                     January 26, 2024

       Natalie Derse
       Chief Financial Officer
       Gen Digital Inc.
       60 E. Rio Salado Parkway, Suite 1000
       Tempe, AZ 85281

                                                        Re: Gen Digital Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            File No. 000-17781

       Dear Natalie Derse:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Bryan Ko